MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE (212) 486-2500 ____ TELECOPIER 212) 486-0701	OF COUNSEL JAY D. FISCHER EDWARD C. KRAMER KEVIN J. MCGRAW ARTHUR L. PORTER, JR. JON M. PROBSTEIN SEYMOUR REITKNECHT I. FREDERICK SHOTKIN

October 22, 2007

Via Email

John D. Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Madison Enterprise Group, Inc. Amendment No. 3 to the Registration Statement on Form S-1 File No. 333-142666 Filed August 30, 2007

Dear Mr. Reynolds:

On behalf of our client, Madison Enterprises Group, Inc., I am enclosing Amendment No. 4 to the Registration Statement on Form S-1.

This letter shall address each of the comments in your correspondence point by point. To facilitate your review, this letter has been organized with headings and references similar to those in your correspondence. Page numbers indicated refer to the internal numbering of Amendment No. 4 to the Registration Statement.

General

1. (p. “1”) This section has been revised to state a fixed price.

Rule 15g-8 states: “As a means reasonably designed to prevent fraudulent, deceptive, or manipulative acts or practices, it shall be unlawful for any person to sell or offer to sell any security that is deposited and held in an escrow or trust account pursuant to Rule 419 under the Securities Act of 1933, or any interest in or related to such security, other than pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended, or Title I of the Employee Retirement Income Security Act, or the rules thereunder.”

The securities being offered pursuant to this registration statement are not being held in an escrow or trust account unless and until after they are sold. Accordingly, we believe that Rule 15g-8 would not apply to such securities.

Prospectus Cover Page

2. (p. “1”) This section has been revised to include only the information required by Item 501 of Regulation S-K, and to utilize plain English. The discussion with respect to Rule 419 has been significantly reduced.

3. (p. “1”) This sentence was removed in the process of reducing the length of the discussion of Rule 419. The prospectus has been revised to use the word “promptly” in all locations where this concept occurs.

4. (p. “1”) The Company is not selling shares, and will not receive any funds from this offering. The Company is registering only the shares held by non-affiliate stockholders. The purchase price of any securities purchased from the selling stockholders pursuant to this offering will be placed in escrow together with the subject securities.

Prospectus Summary

5. (p. “5-6”) The section with respect to Rule 419 has been revised to utilize plain English.

6. (p. “5”) This section has been revised to state that the shares and funds shall only be released from escrow after the Business Combination Transaction is complete, which will be at least 45 business days after the date the SEC declares the post-effective amendment effective. This change has been made throughout the prospectus.

7. (p. “6”) This section has been revised to state that if no sales occur in the offering or if no business combination is consummated, the company will file a post effective amendment to remove the securities from registration and terminate the offering. This section has also been revised to state that Rule 144 would not be available in such situation. Those changes have been made throughout the prospectus.

Risk Factors, page 13

8. (p. “7”) This section has been revised to state that the company will make such amendments as are required by federal securities laws and such periodic reports as are required pursuant to the Exchange Act. This change has been made throughout the prospectus.

There may be conflicts of interest between our management and our non-management stockholders, page 14

9. (p. “8”) This section has been revised to discuss the procedure by which we will allocate opportunities between the various blank check companies.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate, page 16

10. (p. “10”) This section has been revised to state: “However, management intends to devote such time to the company as management deems reasonably necessary to effectively manage our business and affairs and to attempt to identify transaction opportunities. Management intends to devote only a few hours per week to the business of the company until such time as a potentially suitable transaction opportunity is identified. After a potentially suitable transaction opportunity has been identified, management expects to devote such time to due diligence with respect to that transaction opportunity as management determines is reasonably necessary, and if management believes such transaction to be in our best interests, then management expects to devote a substantial amount of time to consummating such transaction.”

Use of Proceeds, page 24

11. (p. “19”) This section has been revised to state that the escrow funds would be returned with any interest and dividends accrued thereon if no business combination transaction has occurred within 18 months. We have made this change throughout.

Market For Common Equity, page 26

12. (p. “22”) This section has been revised to state: “Pursuant to Rule 419, any shares held in escrow are prohibited from being resold or transferred while in escrow except pursuant to a qualified domestic relations order or Title I of the Employee Retirement Income Security Act (ERISA), or the rules thereunder. Any shares released from escrow may only be resold pursuant to registration under the Securities Act or pursuant to a valid exemption therefrom.”

Management’s Discussion and Analysis or Plan of Operation, page 27

13. (p. “25”) This section has been revised to state: “The acquired business may desire to have its shares publicly traded, or may seek other perceived advantages which we may be able to offer by virtue of being a public shell with no liabilities, which shall be up to date in its reporting requirements, which management anticipates shall be eligible for trading on the OTC Bulletin Board, and which shall be in good standing in the United States and the State of Delaware.”

Liquidity and Capital Resources, page 32

14. (p. “28”) This section has been revised to state that there is no assurance that we would be able to receive such additional financing, and that if we needed such additional financing and were unable to receive it upon acceptable terms, it is likely that our business would cease operations.

Form of Acquisition, page 35

15. (p. “31”) This section has been revised to state: “It should be noted that in view of the fact that our management indirectly controls a majority of our shares, no consent of any stockholders other than Mintz & Fraade Enterprises, LLC and Sierra Grey Capital, LLC shall be required.” In addition, we have added a risk factor on page “9” and added language to a risk factor on page “13” the fact that Mintz & Fraade Enterprises, LLC and Sierra Grey Capital, LLC collectively own 93.5% of the company’s stock and could approve a business combination requiring stockholder approval regardless of whether other shareholders approved of it.

Work Experience, page 37

16. (p. “33”) This section has been revised to state that the filing status of the similar blank check companies is that their registration statements are pending.

Securities Ownership of Certain Beneficial Owners and Management, page 42

17. (p. “37”) This section has been revised to state the individuals who are the beneficial owners of those two entities.

Selling Shareholders, page 43

18. (p. “40”) This sentence refers to transfers of shares from a selling shareholder pursuant to Rule 15g-8 of the Exchange Act, which states that shares held in escrow may be transferred to successors pursuant to Title I of ERISA or qualified domestic relations orders.

Shares Eligible for Future Sale, page 47
Plan of Distribution, page 48

19. (p. “44”) This section has been revised to state that the securities of a blank check company may not be sold in reliance upon Rule 144.

Exhibits

20. (p. “II-2”, Exhibit “99.1”) This section has been revised to include the escrow agreement as an exhibit.

Signature Page

21. (p. “II-5”) This section has been revised to state that Alan P. Fraade is the company’s Principal Financial Officer.

General

22. (Exhibit “23.1”) The registration statement includes an updated consent. Since the expected effective date of the registration statement is within 135 days after the date of the financial statements, the financial statements are not required to be updated pursuant to Rule 3-12(g) of Regulation S-X.

Unaudited Financial Statements for the Six Months Ended June 30, 2007
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Interim Financial Reporting, F-8

23. (p. “F-8”) The notes to financial statements have been revised to include a statement with respect to adjustments in the financial statements.

Audited Financial Statements for the period August 17, 2006 (date of inception) through December 31, 2006
Report of Independent Registered Public Accounting Firm, F-11

24. We spoke with the company’s auditors with respect to this issue, and they informed us that they do not question the company’s ability to continue as a going concern. Accordingly, we have removed such language from the risk factor in question, and at our auditors’ instruction, from the notes to financial statements.

If there are any additional requests or comments, please contact the undersigned or Frederick M. Mintz.

Very truly yours, Mintz & Fraade, P.C.

By:	/s/ Alan P. Fraade
Alan P. Fraade